August 9, 2010

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-Q for the Period Ended April 4, 2010
Filed May 13, 2010
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer,” “company” or “we") is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2010, with respect to Pfizer’s Form 10-Q filed with the Commission on May 13, 2010 for the period ended April 4, 2010 (SEC File No. 001-03619) (the “Form 10-Q”).

Set forth below is the heading and text of the comment followed by our response.

1.
A July 30, 2009 Wall Street Journal Article titled “Drug Makers Criticized for Co-Pay Subsidies” mentions the company among others are providing these “co-pay subsidies.”  We are unable to find any disclosure of them in your filing.  Please revise your disclosure to include a description, dollar amount for each period presented and your accounting treatment for these arrangements. In addition, it appears that you participate in patient assistance programs.  Please revise your disclosure to include a description, the dollar amount for each period presented and your accounting treatment for these programs.

Response

As explained more fully below, we respectfully submit that our current disclosures are appropriate and that no additional disclosure should be required as our co-pay programs and patient assistance programs have an immaterial impact on our financial statements and do not subject the company to any incremental risk.

Additional Information

▪	Co-pay Programs

Securities and Exchange Commission	2

Our co-pay programs are designed to help ensure that patients subject to co-pay premiums continue to have access to Pfizer medicines.

The amounts paid to patients in connection with these co-pay programs are considered sales deductions and reduce reported sales. We estimate the accruals for these programs based on estimated redemption rates, costs per redemption and other historical data. We record the accruals at the date revenue is recognized, which is the later of the date at which the related revenue is recognized or the date at which the sales incentive is offered. Historically, our adjustments to actual have not been significant as we have a number of years of experience with these programs.

While these programs are very important to patients, the cost of these programs is not significant to Pfizer.  In the first quarter and six months of 2010, we recorded approximately $17 million and $48 million, respectively, for these programs and, in 2009, prior to our acquisition of Wyeth, we recorded approximately $17 million and $31 million for the same periods.  For reference, in the first quarter and six months of 2010, Pfizer’s revenues were $16.8 billion and $34.1 billion, respectively, and $10.9 and $21.9 billion for the same periods in 2009.

Our disclosure concerning sales deductions, including the accounting for sales incentives, has been provided in our Annual Report on Form 10K, in Footnote 1H. Significant Accounting Policies: Revenues and in the Accounting Policies section of our MD&A.

▪	Patient Assistance Programs

We have a variety of programs designed to advance Pfizer’s commitment to helping ensure that qualified patients have access to Pfizer products. These programs can include offers for free or discounted medicines to patients without prescription insurance coverage or in financial need.

Generally, these programs are administered through donations to charitable foundations and are qualified charitable deductions. Therefore, the costs associated with these patient assistance programs are reported as incurred in selling, informational and administrative expenses.

While these programs are very important to eligible patients, the cost of these programs is not significant to Pfizer.  In the first quarter and six months of 2010, we recorded approximately $14 million and $33 million, respectively, for these programs and, in 2009, prior to our acquisition of Wyeth, we recorded approximately $13 million and $26 million for the same periods.

Our disclosure concerning the existence of these types of programs has been provided in our Annual Report on Form 10K under Item 1. Business – Government Regulation and Price Constraints.

Securities and Exchange Commission	3

As a result of the above, we believe that additional disclosures with respect to our co-pay programs and our patient assistance programs are not required due to immateriality.

Notwithstanding the immaterial nature of the costs associated with these customer access programs, we have also evaluated the qualitative importance of these programs to our financial statements.  As the amounts associated with the programs have been properly and fully recorded, and as these programs do not subject us to any incremental business risk or significant future financial reporting impacts, we do not believe that the requested disclosures would affect the decisions made by the users of our financial statements.  Moreover, we do not believe that the absence of such disclosures would cause our financial statements to be misleading. Therefore, we believe that, in addition to being immaterial in a quantitative sense, the requested additional information is not material from a qualitative perspective.

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As requested, we acknowledge that:

▪	Pfizer is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	Pfizer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:

Frank A. D’Amelio
Senior Vice President and Chief Financial Officer

Larry P. Bradley
Partner - KPMG LLP